Exhibit 3.69

1736685
ENDORSED
FILED
In the office of the Secretary of State of the State of California

JAN 3 1994

MARCH FONG EU, Secretary of State
ARTICLES OF INCORPORATION
OF
PACIFIC ZEPHYR RANGE HOOD INC.
I
The name of this corporation is PACIFIC ZEPHYR RANGE HOOD INC.
II
The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code.
III
The name and address in the State of California of this corporation’s initial agent for service of process:
CHIRISTOPHER SIOW
9961 E. VALLEY BLVD. # H
EL MONTE CA 91731
IV
This corporation is authorized to issue only one Class of stock; and the total number of shares which the corporation is authorized to issue is 100,000 (one hundred thousand).

DATED 12/28/93	SIGNATURE	/s/ Chiristopher Siow
CHIRISTOPHER SIOW